UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF

1934

9 April 2013 (NZ) / 8 April 2013 (U.S.)

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Telecom 4G LTE to go live in October 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 9	April	2013	(NZ) /	By:	/s/ Laura Byrne
8	April	2013	(U.S.)
				Name:	Laura Byrne
				Title:	Company Secretary

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

MEDIA RELEASE 9 April 2013

Telecom 4G LTE to go live in October 2013

Telecom New Zealand announced today that it will have 4G LTE live on a large part of its Smartphone Network in Auckland by October. The company will then extend 4G LTE coverage to Wellington and Christchurch by Christmas, and expects to have 4G LTE live on close to half of its nationwide Smartphone Network during 2014.

Telecom Retail CEO Chris Quin says that 4G LTE will add to the quality, real-world mobile experience offered by Telecom’s Smartphone Network.

“This is another way we are helping Kiwis get better connected. We are very pleased with the current network’s performance across both voice and data and the feedback from our customers has been very positive. 4G LTE will build on our steady programme of investment – taking our customers’ experience of the Smartphone Network to the next level.”

Telecom has increased the speed, coverage and capacity offered by the Smartphone Network over time. Its programme of investment has included installing dual carrier HSPA+ on more than half of mobile sites, having fast backhaul to 90% of mobile sites, and - from mid 2013 – rolling out state-of-the-art Optical Transport Network (OTN) technology to the network core or ‘backbone’.

Mr Quin says, “Telecom is also continuously extending our network coverage. We’re co-locating on all of the Government’s rural broadband initiative (RBI) sites where we don’t already have coverage, and we’ve completed a trial over summer of free public wifi, which involved more than 140 ‘hotspots’ rolled out to holiday destinations across the country. We have had a very positive response, and are looking at how we can make this service available to customers more widely.

“If we are successful in the 700MHz spectrum auction, 4G LTE will also allow us to significantly improve coverage in rural areas. We intend to install 4G LTE on RBI sites that we build from early 2014.”

Gen-i CEO Tim Miles says, “This investment will build on our existing network capabilities, ensuring we continue to enable New Zealand businesses to find new and better ways of engaging and serving their customers in an increasingly mobile and data-centric environment.

“Together with Gen-i mobility services and the flexibility to deliver applications and services across our Smartphone Network, the rollout of 4G LTE will support our clients in doing business anytime, anywhere in the coverage areas and via a range of devices.”

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Exciting future possibilities

Telecom also announced today that it has selected Huawei to build its network of 4G-capable mobile sites – known as the eUTRAN.

Chief Technology Officer David Havercroft says, “Huawei’s selection was based on two main factors. The first is that they have extensive experience, having built 73 LTE networks in 42 countries. The second is that they are truly pushing the boundaries of LTE technology.

“Over the past 3 months we have been trialling Huawei’s 4G LTE technology in Auckland and Rotorua. Our testing has encompassed some very exciting new developments like ‘carrier aggregation’. Carrier aggregation allows us to use two different spectrums simultaneously, and in our trials it produced maximum peak speeds of up to 250Mbps.

“While such technology is some way from launching commercially, it is very exciting to be working with a technology partner who has this level of capability, and a massive commitment to research and development that we can bring to New Zealand.” Mr Havercroft says.

Cisco Systems will build the ePC (enhanced Packet Core), which processes and transports data through the network. Cisco is a global leader in mobile IP and core technology, with best in breed technology, which offers inter-operability between different vendor technologies.

As previously announced, Ericsson will build the new HSS (Home Subscriber Service) and the replacement HLR (Home Location Register) the central ‘brains’ of the network, a database that holds all customer profile information.

ENDS

For media queries, please contact: Lucy Fullarton Media & PR Manager, Retail lucy.fullarton@telecom.co.nz +64 (0) 21 070 6197

For investor relations queries, please contact:

Mark Laing

General Manager Capital Markets & Investor Relations +64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand